EXHIBIT 2

Supplementary Announcement of the Disposal of Templeton Global Bond Fund A (acc)

Date of events: 2011/05/18

Contents:

1.Name and nature of the subject matter (if preferred shares, the terms and conditions of issuance shall also be indicated, e.g. dividend yield):Templeton Global Bond Fund A (acc)

2.Date of occurrence of the event:2012/05/18~2012/05/18

3.Volume, unit price, and total monetary amount of the transaction: Volume: 417,641.217 Units; Unit price: US$24.96; Total monetary amount of transaction: NT$ 308,560 thousand.

4.Counterpart to the trade and its relationship to the Company (if the trading counterpart is a natural person and furthermore is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): Franklin Advisers, Inc. ; Relationship: None

5.Where the counterpart to the trade is an actual related party, a public announcement shall also be made of the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer, and date of acquisition: N/A

6.Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: N/A

7.Matters related to the creditor’s rights currently being disposed of (including types of collateral of the disposed creditor’s rights; if the creditor’s rights are creditor’s rights toward a related person, the name of the related person and the book amount of the creditor’s rights toward such related person currently being disposed of must also be announced): N/A

8.Anticipated profit or loss from the disposal (not applicable in cases of acquisition of securities) (where originally deferred, the status or recognition shall be stated and explained): NT$ 1,446 thousand.

9.Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: Cash payment in full; Restrictive covenants in the contract, and other important stipulations: None

10.The manner in which the current transaction was decided, the reference basis for the decision on price, and the decision-making department: The transaction was based on the fund’s NAV on deal date; The price was based on the fund’s NAV announced by the fund management company; The decision-making department was pursuant to the authority granted by the company’s internal regulations.

11.Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges): Volume: 0 units; Amount : NT$0 (US$0); Shareholding percentage : 0%; Status of any restriction of rights (e.g. pledges): None.

12.Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operating capital as shown in the most recent financial statement: 8.12% of total assets; 9.42% of total stockholders’ equity ; The operating capital as shown in the most recent financial statement: NT$45,858,254 thousand.

13.Broker and broker’s fee: None

14.Concrete purpose or use of the acquisition or disposition: Short-term investment.

15.Net worth per share of company underlying securities acquired or disposed of: NT$738.82

16.Do the directors have any objection to the present transaction?: No

17.Has the CPA issued an opinion on the unreasonableness of the price of the current transaction?: No

18.Any other matters that need to be specified: This announcement was made pursuant to Article 31 due to NAV and related numbers in original announcement (5/18) are different from actual numbers.